UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO

FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Additional Information for the Series “B” Special Shareholders’ Meeting to be held on July 24, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 3, 2018

Item 1

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

Special Shareholders’ Meeting

July 24, 2018

The shareholders are hereby informed of the details on the items to be discussed in the Special "B" Series Shareholders' Meeting pursuant to the Agenda of the Day published in the corresponding Call on June 29, 2018:

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares and the Company’s capital stock.

It will be submitted for approval:

(i)	The appointment of Mrs. María de Lourdes Melgar Palacios to the position of Independent Proprietary Director and of Mrs. Silvia Elena Giorguli Saucedo to the position of Independent Alternate Director of Series "B". Set forth below are their biographies.

(ii)	The appointment of Mr. Antonio Purón Mier y Terán as Independent Director and of Jesús Federico Reyes Heroles González Garza as Independent Alternate Director, who had been acting as Independent Director and Independent Alternate Director of Series "F", respectively.

Biographies

María de Lourdes Melgar Palacios

Born on September 14, 1962 (55 years old)

Mexico City

Proposed as Independent Director

Dr. Melgar is an academic and consultant who specializes in energy issues and sustainable development in Mexico, and a researcher affiliated with the Center for Collective Intelligence at the Massachusetts Institute of Technology (MIT), where she held the Robert E. Wilhelm Chair at the Center for International Studies during the 2016-2017 academic year. In the academic field, she was Founding Director of the Sustainability and Business Center of the EGADE Business School of Tecnológico de Monterrey, visiting researcher at the Woodrow Wilson Center for International Scholars and at the Jackson School of Geosciences at the University of Texas, as well as Professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México. She is a National Researcher on the National Council of Sciences and Technology. She graduated with honors from Mount Holyoke College where she studied International Relations and Comparative Literature. She has a doctorate degree in political science, specializing in political economy, from MIT.

She has been Undersecretary of Hydrocarbons (February 2014-July 2016) and Undersecretary of Electricity (December 2012-February 2014) at the Ministry of Energy, where she participated in the design, negotiation and implementation of the new Mexican energy model. She promoted the inclusion of the electricity reform and a social approach to sustainability. As of February 2014, she chaired the Technical Group of the Energy Reform that determined the terms and conditions of the first oil contracts tendered by the Mexican State. She has been a member of the Governing Board of the Federal Electricity Commission and a Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas

Additional Information
Banco Santander México

Control, as well as an alternate director on the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. Previously, Dr. Melgar occupied diverse positions within Mexican diplomacy.

She is a member of the International Women's Forum and chairs IWF Mexico. She is also Global Ambassador of Vital Voices and Ambassador in the C3E Women in Clean Energy initiative. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission.

She was awarded Mujer de Retos in 2015 and has been included in the list of 100 Leaders of the Mexican energy sector for 7 consecutive years, receiving the Award for Energy Achievement for academic and research careers in 2012, as well as the Vasco de Quiroga Award for merit by the Álvaro Obregón Delegation.

Silvia Elena Giorguli Saucedo

Born on January 18, 1970 (48 years old)

Mexico City

Proposed as Independent Alternate Director

President of “El Colegio de México” (Colmex).

Current member of Universia México.

Mrs. Giorguli has been a professor and researcher at the Center for Demographic, Urban and Environmental Studies (CEDUA) at El Colegio de México, an institution where she has been working since 2003. She was also Director of CEDUA from January 2009 to March 2015, President of the Mexican Society of Demography (SOMEDE) from 2011 to 2012, Editorial Director from 2011 to 2014 and founder of Coyuntura Demográfica magazine. This publication is dedicated to demographic processes in Mexico. It is published biannually by the Mexican Society of Demography in collaboration, support and sponsorship of twelve institutions, including: El Colegio de México, the Autonomous Metropolitan University, The College of the Northern Border, the National Institute of Statistics and Geography, the Undersecretariat of Higher Education of the Ministry of Public Education, the Population Fund of the United Nations and the National Population Council.

She studied Sociology at the Universidad Autónoma de México (UNAM) and completed a Master's degree in Demography at El Colegio de México. In 2004, she obtained a doctorate degree in Sociology at Brown University, in the United States. In addition, she did a fellowship at the Center for Advanced Studies in Behavioral Sciences at the University of Stanford from 2007 to 2008.

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil, so that any of them, indistinctively, individually or through the persons they may determine, carry out each and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted at this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before a Notary Public of their choice in order to formalize the contents of these Minutes and, if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.

Additional Information
Banco Santander México